Exhibit 99.1

Kingold Jewelry Reports Financial Results For The First Quarter 2018

Company to Hold Conference Call with Accompanying Slide Presentation at 8:30 a.m. ET on May 11, 2018

WUHAN CITY, China, May 10, 2018 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its financial results for the first quarter ended March 31, 2018.

2018 First Quarter Financial Highlights (all results compared to prior year period)

•	Net sales were $539.5 million, an increase of 85% from $292.3 million.
•	Processed a total of 23.3 metric tons of 24-karat gold products, increased by 45.6% from 16 metric tons.
•	Net income was $13.2 million, or $0.20 per diluted share, increased by 162% from a net loss $21.3 million, or $(0.32) per diluted share.

Outlook for 2018

•	The Company reiterates its guidance of processing between 100 metric tons and 110 metric tons of 24-karat gold products in 2018.

Management Commentary

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased to deliver strong operating results during the first quarter of 2018, which was a result of Kingold’s continuous devotion in production expansion and achieved good performance from our gold investment after few quarters of our management’s efforts. Our production capacity expanded based on the support of a significant amount of gold from our prior investment at favorable terms. We will continue to enhance shareholder value through consistent expansion in production, tight risk controls of our investment gold and continued efforts in improving inventory management.”

2018 FIRST QUARTER OPERATIONAL REVIEW

Metric Tons of Gold Sales
	Three Months Ended:
	March 31, 2018		March 31, 2017
	Volume	% of Total	Volume	% of Total
Branded Production*	13	55.8%	8.1	50.3%
Customized Production**	10.3	44.2%	7.9	49.7%
Total	23.3	100%	16	100%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended March 31, 2018, the Company processed a total of 23.3 metric tons of gold, of which branded production was 13 metric tons, representing 55.8% of total gold processed, and customized production was 10.3 metric tons, representing 44.2% of total gold processed in the first quarter of 2018. In the first quarter of 2017, the Company processed a total of 16 metric tons, of which branded production was 8.1 metric tons, or 50.3% of the total gold processed, and customized production was 7.9 metric tons, or 49.7% of total gold processed.

2018 FIRST QUARTER FINANCIAL REVIEW

Net Sales

Net sales for the three months ended March 31, 2018 was $539.5 million, representing an increase of $247.3 million, or 85%, from $292.2 million for the same period in 2017.

The increase in net sales was primarily driven by the higher sales volume for branded production sales and customized production sales. In addition, the average selling price for branded production increased from RMB 245.70 per gram for the three months ended March 31, 2017 to RMB 258.32 per gram for three months ended March 31, 2018.

Gross Profit

Gross profit for the three months ended March 31, 2018 was $64.2 million, compared to $17.1 million for the same period in 2017.

Gross Margin

The Company’s gross margin was 12% for the three months ended March 31, 2018, compared to 6% in the prior year period.

The primary reason for the increase in gross margin was due to the increased average selling price of branded production and the decreasing unit cost of branded production sales. The average selling price of our branded production was RMB 258.32 per gram for the three months ended March 31, 2018, increased by RMB 12.62, or 5%, from RMB 245.70 per gram for the same period in 2017. While the unit cost of branded production sales was RMB 232.12 per gram for the three months ended March 31, 2018, decreased by RMB 2.8, or 1%, from RMB 234.92 per gram for the same period in 2017. The decrease of unit cost of branded production was mainly due to the fact the investment in gold released to the inventory for production during the three months ended March 31, 2018 was purchased at low price in the past periods.

Net Income (Loss)

Net income for the three months ended March 31, 2018 was $13.2 million, or $0.20 per diluted share based on 66.5 million weighted average diluted shares outstanding, increased by $34.5 million, or 162%, from a net loss of $21.3 million in the prior year period, or $(0.32) per diluted share based on 66.0 million weighted average diluted shares outstanding in the prior-year period.

Balance Sheet and Cash Flow

(in millions except for percentages)	3/31/2018	12/31/2017	% Changed
Cash	$1.0	$5.0	(80.0%)
Inventories (gold)	$306.5	$135.0	127%
Working Capital	$806.7	$768.3	5.0%
Stockholders’ Equity	$398.7	$390.2	2.2%

Net cash provided by operating activities was $211.4 million for the three months ended March 31, 2018, compared with net cash used in operating activities of $54.7 million for the same period in 2017. The increase of net cash provided by operating activities was mainly due to the decrease in inventory purchases of 155.3 million because $319.9 million of gold for investment was released to inventory during the three months ended March 31, 2018, a decrease in value added tax receivable of $37 million and an increase in income taxable of $2.0 million.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories (principally gold). Other factors that may vary significantly include our accounts payable, purchases of gold and income taxes. The Company expect the net cash it generates from operating activities to continue to fluctuate as the Company’s inventories, receivables, accounts payables and the other factors described above change with increased production and the purchase of larger or smaller quantities of raw materials (principally gold). These fluctuations could cause net cash from operating activities to decrease, even if the net income grows as the Company continue to expand. Although the Company expects that net cash from operating activities will increase over the long term, it cannot predict how these fluctuations will affect Kingold’s cash flow in any particular accounting period.

OUTLOOK FOR 2018

Based on its existing resources and capacity along with strong demand for 24-karat gold products in China, the Company reiterates its expectation that gold processed will be between 100 metric tons and 110 metric tons during 2018.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on May 11, 2018, at 8:30 a.m. ET. The dial-in numbers are:

Live Participant Dial In (Toll Free):	+1-877-407-9038
Live Participant Dial In (International):	+1-201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link: http://kingoldjewelry.equisolvewebcast.com/q1-2018. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of high quality 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells its products both directly to retailers and through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward -looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2018 outlook for gold processing and investment. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

COMPANY CONTACT

Kingold Jewelry, Inc.

Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS

The Equity Group Inc.

Katherine Yao, Senior Associate Phone: +86-10-6587-6435

kyao@equityny.com

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended March 31,
	2018	2017

NET SALES	$539,524,055	$292,264,077
COST OF SALES
Cost of sales	(474,965,584)	(274,909,008)
Depreciation	(317,665)	(294,443)
Total cost of sales	(475,283,249)	(275,203,451)
GROSS PROFIT	64,240,806	17,060,626
OPERATING EXPENSES
Selling, general and administrative expenses	2,545,354	3,697,383
Stock compensation expenses	5,364	11,143
Depreciation	108,829	105,839
Amortization, other	2,973	2,743
Total operating expenses	2,662,520	3,817,108

INCOME FROM OPERATIONS	61,578,286	13,243,518

OTHER INCOME (EXPENSES)
Other income, net	-	65,365
Interest Income	376,001	686,845
Interest expense, including amortization of debt issuance costs of $2,255,066 and $3,287,709	(44,116,880)	(37,589,496)
Total other expenses, net	(43,740,879)	(36,837,286)
INCOME (LOSS) FROM OPERATIONS BEFORE TAXES	17,837,407	(23,593,768)
INCOME TAX PROVISION (BENEFIT)
Current	3,257,474	-
Deferred	1,345,009	(2,287,949)
Total income tax provision (benefit)	4,602,483	(2,287,949)

NET INCOME (LOSS)	13,234,924	(21,305,819)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) related to investments in gold, net of tax	$(18,622,697)	$102,907,389
Total foreign currency translation gain (loss)	13,819,701	(3,427,417)
Total Other comprehensive gain (loss)	$(4,802,996)	$99,479,972

COMPREHENSIVE INCOME	$8,431,928	$78,174,153
Earnings (Loss) per share
Basic and diluted	$0.20	$(0.32)
Weighted average number of shares
Basic	66,113,502	66,018,867
Diluted	66,541,351	66,018,867

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

(UNAUDITED)

	March 31,	December 31,
	2018	2017
	(Unaudited)
ASSETS

Cash	$999,156	$4,997,125
Restricted cash	6,691,929	5,534,551
Accounts receivable	-	768,167
Inventories	306,512,889	135,042,713
Investments in gold	1,177,796,726	1,562,943,153
Other current assets and prepaid expenses	719,778	100,592
Value added tax recoverable	328,973,748	353,732,758
Total current assets	1,821,694,226	2,063,119,059

Property and equipment, net	7,148,280	7,299,643
Restricted cash	8,928,941	7,392,721
Investments in gold	1,085,565,622	957,124,267
Other assets	312,927	302,072
Deferred income tax assets	12,953,934	6,677,675
Land use right	442,355	429,915
Total long-term assets	1,115,352,059	979,226,293
TOTAL ASSETS	$2,937,046,285	$3,042,345,352

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Short term loans	$906,862,905	$962,101,746
Other payables and accrued expenses	19,844,109	18,913,863
Related party loan	79,608,961	307,389,647
Due to related party	3,102,653	2,630,301
Income tax payable	3,297,669	1,208,742
Other taxes payable	2,264,914	2,615,463
Total current liabilities	1,014,981,211	1,294,859,762
Related party loans	632,751,640	567,843,066
Long term loans	890,643,755	789,410,137
TOTAL LIABILITIES	2,538,376,606	2,652,112,965
COMMITMENTS AND CONTINGENCIES
EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of March 31, 2018 and December 31, 2017	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 66,113,502 shares issued and outstanding as of March 31, 2018 and December 31, 2017	66,113	66,113
Additional paid-in capital	80,382,813	80,377,449
Retained earnings
Unappropriated	316,901,535	303,666,611
Appropriated	967,543	967,543
Accumulated other comprehensive income, net of tax	351,675	5,154,671
Total Equity	398,669,679	390,232,387

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,937,046,285	$3,042,345,352

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended March 31,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$13,234,924	$(21,305,819)
Adjusted to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	426,494	400,282
Amortization of intangible assets	2,973	2,743
Share based compensation for services and warrants expense	5,364	11,143
Amortization of debt issuance costs included in interest expense	2,255,066	3,287,709
Deferred tax provision (benefit)	1,345,009	(2,287,949)
Changes in operating assets and liabilities
Accounts receivable	786,072	355,430
Inventories	155,338,325	31,552,069
Other current assets and prepaid expenses	(608,086)	46,031
Value added tax recoverable	37,013,840	(64,399,390)
Other payables and accrued expenses	(1,288,349)	(2,147,164)
Customer deposit	1,352,167	-
Income tax payable	2,020,558	-
Other taxes payable	(439,118)	(192,391)
Net cash provided by (used in) operating activities	211,445,239	(54,677,306)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(375,289)	(506,991)
Investments in gold	-	(422,116,819)
Net cash used in investing activities	(375,289)	(422,623,810)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from other loans – short term	-	29,031,368
Repayments of other loans – short term	(239,183,259)	(145,157)
Proceeds from other loans – long term	220,188,104	95,803,516
Repayments of other loans – long term	-	(29,031,368)
Proceeds from related party loan – short term	-	284,507,410
Repayments of related party loan – short term	(235,915,825)	-
Proceeds from related party loan – long term	335,000,472	479,017,578
Repayments of related party loan – long term	(290,176,465)	(374,504,652)
Payment of loan origination fees	-	(1,990,977)
(Repayments of) borrowings from related party	485,179	(5,586,376)
Net cash provided by (used in) financing activities	(209,601,794)	477,101,342

EFFECT OF EXCHANGE RATES ON CASH AND RESTRICTED CASH	(2,772,527)	906,954
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(1,304,371)	707,180
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	17,924,397	81,677,623
CASH AND RESTRICTED CASH, END OF PERIOD	$16,620,026	$82,384,803

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$43,192,416	$27,688,571
Cash paid for income tax	$1,236,915	$-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Investments in gold obtained in a lease from a related party and fully repaid	$-	$131,117,303
Investments in gold transferred to inventories	$333,328,678	$-
Unrealized gain (loss) on investments in gold	$(25,171,194)	$102,907,389